November 10, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NW

Washington, D.C. 20549

Attention: Michael Clampitt
Mail Stop 4561

Re:	Cascade Bancorp
Preliminary Proxy filed October 24, 2008
File No. 000-23322

Dear Mr. Clampitt:

We have received the staff’s comment letter dated November 7, 2008. Our response to each of those comments is set forth below:

Questions and Answers, page 1

Reasons for participating in the Capital Purchase Program

1.	Discuss why you plan to participate in the Capital Purchase Program or are considering participating.

RESPONSE: Disclosure has been added at page 1 to discuss why the Company is considering participating in the Capital Purchase Program.

2.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

RESPONSE: Disclosure about the status of our application to participate in Capital Purchase Program has been added at page 2.

3.	Disclose the material terms of your participation in the Capital Purchase Program. Describe the material terms of the securities and warrants you will issue to the Treasury Department.

RESPONSE: Disclosure about the material terms of the Capital Purchase Program and the material terms of the securities to be issued to the Treasury has been included at pages 2, 5 and 6.

4.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

RESPONSE: Disclosure about the estimated proceeds from the Capital Purchase Program and the potential uses for such proceeds has been included at page 5.

5.	Please discuss how your participation the Capital Purchase Program may
•	impact the holders of any outstanding senior classes of your securities;
•	impact the rights of your existing common shareholders;
•	dilute the interests of your existing common shareholders
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
•	require you to register for resale securities you have issued to the Treasury Department; and
•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

RESPONSE: The Company currently has no authorized or outstanding senior equity securities. Disclosure about how participation in the Capital Purchase Program may affect the other items set forth in the comment has been included at pages 5 and 6.

6.

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

RESPONSE: Disclosure to this effect has been included at page 7.

7.         Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

RESPONSE: Disclosure about the consequences to the Company if its application to participate is denied has been included at page 7.

8.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

RESPONSE: Disclosure about the effect on executive compensation has been included at page 7.

Financial Statements

9.

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

RESPONSE: Pursuant to Instruction 1 of Item 13 of Schedule 14A, we do not believe that financial information is required in the proxy statement. Instruction 1 states that, notwithstanding the provisions of Item 13, financial information will not be deemed material to an investor where the matter to be acted upon involves the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock with no present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value. We believe that the proposed amendments fit squarely into this Instruction. There is no present intent to issue the additional common shares for which authorization is sought and the Company has sufficient currently authorized but unissued common shares for use upon the exercise of the warrants to be issued to the Treasury. The only preferred stock currently contemplated being issued is the preferred stock to the Treasury. Any preferred stock issued to the Treasury under the Capital Purchase Program will be issued for cash and at fair value, since the liquidation preference of any such preferred stock will be equal to the per share purchase price, subject to normal adjustments.

10.     Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

RESPONSE: Please see response to comment 9 above. In addition, based on the current market value of our common stock and estimated amount of preferred stock that could be purchased by the Treasury, we estimate that the maximum number of warrants that could be issued to the Treasury would be less than 5% of our fully diluted outstanding common shares. We do not believe that the potential dilution from this amount of common shares is material to shareholders.

11.

If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

RESPONSE: While we do not believe that pro forma financial statements are required in the proxy statement, disclosure about certain pro forma effects from the proposed issuance to the Treasury has been included at page 6.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions may be addressed to Gregory D. Newton (541)-617-3526.

Sincerely,

/s/ Gregory D. Newton

Gregory D. Newton

Executive Vice President – Chief Financial Officer